EXHIBIT 12.1
ITC HOLDINGS
Computation of Ratios of Earnings to Fixed Charges
Our ratios of earnings to fixed charges were as follows for the periods indicated in the table below:

	Year Ended December 31,
(In thousands, except ratio of earnings to fixed charges)	2015	2014	2013	2012	2011
Earnings are defined:
Net income	$242,406	$244,083	$233,506	$187,876	$171,685
Add: Income tax provision	141,471	150,322	118,862	108,632	94,749
Add: Fixed charges	210,535	191,755	176,298	162,728	151,586
Less: Capitalized interest	6,756	5,119	7,979	6,994	4,650
Earnings as defined	$587,656	$581,041	$520,687	$452,242	$413,370

Fixed charges are defined:
Interest expense — net	$203,779	$186,636	$168,319	$155,734	$146,936
Add: Capitalized interest	6,756	5,119	7,979	6,994	4,650
Fixed charges as defined	$210,535	$191,755	$176,298	$162,728	$151,586
Ratio of earnings to fixed charges	2.79	3.03	2.95	2.78	2.73
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Our ratios of earnings to fixed charges were computed based on:

•	“earnings,” which consist of net income before income taxes and fixed charges, excluding capitalized interest; and

•	“fixed charges,” which consist of interest expense including capitalized interest.